(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-25349

For Period Ended: February 28, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

HOOKER FURNITURE CORPORATION

Full Name of Registrant:

N/A

Former Name if Applicable:

440 EAST COMMONWEALTH BOULEVARD

Address of Principal Executive Office (Street and Number):

MARTINSVILLE, VA 24112

City, State and Zip Code:

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The financial statements and related disclosure of Hooker Furniture Corporation (the “Company”) to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2006 have not yet been completed. The Company expects that the results of operations and financial condition that it will report in its Form 10-Q will be the same in all material respects as reported in the Company’s Current Report on Form 8-K filed March 31, 2006, but additional time is required to permit the Company’s management, audit committee and independent registered public accounting firm to perform their customary review of the Form 10-Q. As a result, the Company could not file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The Form 10-Q will be filed no later than the fifth calendar day following the originally prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

R. Gary Armbrister, Chief Accounting Officer (Name)	(276) (Area Code)	632-0459 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the Company’s first quarter ended February 28, 2006, as reported in the Company’s Current Report on Form 8-K filed March 31, 2006 (which is incorporated herein by reference), was $3.6 million, or $0.30 per share, compared to $2.9 million, or $0.25 per share, in the 2004 quarterly period. Net sales for the 2006 first quarter were $85.3 million, a $4.8 million, or 6.0%, increase compared to net sales of $80.5 million in the 2005 first quarter.

Hooker Furniture Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 10, 2006	By	/s/ R. Gary Armbrister
Chief Accounting Officer

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